

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-5-02
1-00768



03000716

January 3, 2003

Sean X. McKessy
Securities Counsel
Legal Services Division, AB7310
Caterpillar Inc.
100 NE Adams Street
Peoria, IL 61629

Act 1934
Section
Rule 14A-8
Public Availability 1-3-2003

Re: Caterpillar Inc.
Incoming letter dated December 5, 2002

Dear Mr. McKessy:

This is in response to your letter dated December 5, 2002 concerning the shareholder proposal submitted to Caterpillar by the Brethren Benefit Trust, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Enclosures

cc: Mr. Will Thomas
Director of Foundation Operations
Church of the Brethren Benefit Trust, Inc.
1505 Dundee Avenue
Elgin, IL 60120-1619



Caterpillar Inc.

100 NE Adams Street
Peoria, Illinois 61629 -7310

December 5, 2002


RECEIVED
DEC 06 2002
181
SEC MAIL PROCESSING SECTION
WASH. D.C.

Via Federal Express
Securities & Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of The Brethren Benefit Trust

Ladies and Gentlemen:

Caterpillar Inc. has received the attached shareholder proposal from The Brethren Benefit Trust, Inc. requesting a report on the AIDS pandemic in Sub-Saharan Africa for inclusion in our upcoming proxy materials. For reasons discussed below, we believe that the proposal is excludable under Rule 14a-8(i)(5). We request your concurrence that the Division will not recommend enforcement action if we exclude the proposal from our proxy materials.

Securities and Exchange Act Rule 14a-8(i)(5) permits the company to exclude any proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year and is not otherwise significantly related to the company's business." At the end of 2001, Caterpillar had total assets of $30.6 billion, net earnings of $805 million and gross sales and revues of $20.45 billion. As of the end of 2001, operations in Sub-Saharan Africa accounted for only 1 percent of the company's total assets, approximately 3 percent of net earnings and 3 percent of the company's sales and revenues. Furthermore, the Proposal does not raise any issues that are "significantly related" to its business as that term is used in Rule 14-1-8(i)(5) and it is therefore excludable from our proxy materials under Rule 14a-8(i)(5).

In accordance with Rule 14a-8, six copies of this letter and the proposal are enclosed and a copy of this letter has been provided to The Brethren Benefit Trust, Inc. We thank you in advance for your consideration.

Sincerely,



Sean X. McKessy
Securities Counsel

SX McKessy
Legal Services Division, AB7310
Telephone: 309-675-1094
Facsimile: 309-675-6620
Enclosure

cc: Will Thomas, The Brethren Benefit Trust


CHURCH OF THE BRETH
BENEFIT TRUST
INC.

October 29, 2002

Mr. Glen A. Barton
Chairman and CEO
Caterpillar, Inc.
100 NE Adams Street
Peoria, IL 61629

Dear Mr. Barton:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

HIV/AIDS, tuberculosis, and malaria are major public health challenges undermining development in the poorest countries, accounting for approximately 10% of all deaths worldwide in 2001. In South Africa alone, one in five people between the ages of 15 and 49 may carry the AIDS virus. Caterpillar has a major presence in Africa through its dealerships and through its subsidiaries in Nigeria and South Africa.

Health officials and major corporations are recognizing the critical role that employers can play in Africa in providing medical care benefits, counseling, and preventative education for their employees to counter the infectious diseases that are plaguing Africa. We are concerned also about the impact of these health pandemics on Caterpillar. Therefore, as concerned shareholders, we are filing the enclosed resolution for action at the next stockholder meeting.

BBT is the beneficial owner of 1,979 shares of Caterpillar, Inc. common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Proof of ownership of common stock in the company for at least the last twelve months will be provided upon request. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. I will serve as primary contact for the co-sponsors.

Sincerely,

Will Thomas
Director of Foundation Operations

Enclosures: Copy of the resolution

cc: Sr. Regina Murphy, S.C., Director of International Health and Tobacco Program, Interfaith Center on Corporate Responsibility

Caterpillar
HIV-AIDS-TB-MALARIA EMPLOYER REPORT 2003

WHEREAS:

HIV/AIDS, tuberculosis and malaria, major public health challenges undermining development in the poorest countries, accounted for approximately 10% of all deaths worldwide in 2001;

Twenty-five million people have died from AIDS since the early 1980's; 40 million people are currently infected with the HIV virus;

The World Health Organization estimates that, in developing countries, only 230,000 people of the 6 million who are sick enough to need antiretroviral medicines are receiving them. Half of them live in Brazil;

Sub-Saharan Africa is the most severely affected region in the world; only 10,000 of the 25 million Africans with HIV/AIDS are taking antiretroviral drugs;

Without drastically expanded prevention and treatment efforts, an estimated 68 million people will die of AIDS in the 45 most affected countries between 2000 and 2020;

The epidemic is increasingly recognized as a threat to social and political stability;

Tuberculosis, one of the world's leading infectious causes of death, takes 2 million lives a year and is a leading killer of people with HIV/AIDS. More than 1.5 million TB cases occur in Sub-Saharan Africa;

Malaria causes more than 300 million acute illnesses; approximately one million deaths occur annually, 90% in Sub-Saharan Africa, robbing the area of 6%-50% % of its economic strength;

Tuberculosis and Malaria are growing more difficult to treat because of the spread of drug-resistant strains;

Despite donation programs, international accords and public-private initiatives, poorest nations continue to suffer from lack of access to medicines;

Caterpillar is one of the largest US-based private sector employers in Sub-Saharan Africa;

The UNAIDS Director has stated that far greater action is needed by both governments and the private sector to ensure that treatment reaches those in greatest need; otherwise sustainable development will be impossible;

Comprehensive workplace health coverage is a source of effective prevention, voluntary counseling and testing, and treatment programs, including antiretrovirals for AIDS;

Anglo-American P.L.C. has recently announced free antiretroviral therapy for its HIV-positive employees. Other companies, e.g., Debswana and Daimler Chrysler South Africa have similar programs;

A healthy trained work force is good for business and for workers. The Dec. 2001 Report of the WHO Commission on Macroeconomics and Health highlights the fact that:

Disease is a factor in keeping poor countries poor.

Disease cuts the life span of workers and reduces productivity.
Illnesses and early death of workers result in increased company training costs.
Pandemic disease discourages tourism & investment.

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to:
Report on:

The effect of the health pandemic on the company's operations in Sub-Saharan Africa.
The Company's response to the pandemic.

The Report would be made available to shareholders by October 2003 (omitting proprietary information and at reasonable cost).

SUPPORTING STATEMENT:

We believe that concrete action on the part of employers is an important part of the world's response to this global tragedy. It also enhances our company's public image of caring and responsibility.

Please vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated December 5, 2002

The proposal requests that the board of directors report on the effect of the health pandemic on Caterpillar's operations in Sub-Saharan Africa region and its response to the pandemic.

We are unable to concur in your view that Caterpillar may exclude the proposal under rule 14a-8(i)(5). That provision permits the omission of a proposal if it relates to operations which account for less than 5% of the registrant's total assets, net earnings, and gross sales, and is not otherwise significantly related to the registrant's business. We are of the view that the proposal is "otherwise significantly related" to Caterpillar's business. Accordingly, we do not believe that Caterpillar may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor